Exhibit 1

PRESS RELEASE

  Gentium Announces Submission of a Marketing
Authorization Application for Defibrotide to the
European Medicines Agency

VILLA GUARDIA (COMO), Italy, May 10, 2011 (GlobeNewswire) -- Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today announced it has submitted a Marketing Authorization Application (MAA), under the centralized licensing procedure, to the European Medicines Agency (EMA) for Defibrotide for the treatment and prevention of hepatic veno-occlusive disease (VOD) in haematopoietic stem-cell transplantation therapy, in adults and children.

“Hepatic VOD is a serious complication of stem-cell transplantation that can be associated with a high morbidity and mortality,” stated Dr. Khalid Islam, Chairman and Chief Executive Officer of Gentium S.p.A. “Defibrotide has now been used in more than 240 clinics across 33 countries as a result of a large compassionate use program and the on-going named patient programs. If EMA approval is obtained, Defibrotide would become the first drug to be approved for VOD in either the treatment or prevention setting.”

The regulatory application for Defibrotide is supported by several clinical trials, including a Phase II/III prevention trial in pediatric patients conducted in the E.U. and a Phase II and a Phase III treatment trial in adults and children conducted in the U.S. Additionally, the application will also include data from an interim analysis of an ongoing Phase III Treatment IND study and from the large compassionate use program in adults and children with hepatic VOD. Clinical experience in more than 1800 patients indicates that Defibrotide is generally well tolerated in these patient populations.

Defibrotide has been granted Orphan Designation by the European Commission for both prevention and treatment of hepatic VOD. In the European Union, orphan designation is awarded to investigational products for diseases that affect fewer than five in 10,000 patients. Products with orphan designation that are the first to be approved for a specific indication receive ten years of market exclusivity in the European Union.

Based on the Orphan Drug Regulation and SME (Small or Medium-sized Enterprise) status, the Company has an agreement with EMA for a 100% fee reduction for the MAA.  The MAA will be reviewed by the Committee for Medicinal Products for Human Use (CHMP). Review of the MAA will be conducted by the EMA under the centralized licensing procedure, which, when finalized, provides one marketing authorization in all 27 member states of the European Union.

Gentium also intends to file a New Drug Application to the US Food and Drug Administration before the end of the second quarter of 2011.

About VOD
Veno-occlusive disease is a potentially life-threatening condition, which typically occurs as a significant complication of stem cell transplantation. Certain high-dose conditioning regimens used as part of stem cell transplantation can damage the lining cells of hepatic blood vessels and so result in VOD, a blockage of the small veins of the liver that leads to liver failure and can result in significant dysfunction in other organs such as the kidneys and lungs (so-called severe VOD). SCT is a frequently used treatment modality following high-dose chemotherapy and radiation therapy for hematologic cancers and other conditions in both adults and children. There is currently no approved agent for the treatment or prevention of VOD in the US or the EU.

About Gentium
Gentium S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the development and manufacture of drugs to treat and prevent a variety of diseases and conditions, including vascular diseases related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate, is an investigational drug that has been granted Orphan Drug status by the U.S. FDA and Orphan Medicinal Product Designation by the European Commission both to treat and to prevent VOD and Fast Track Designation by the U.S. FDA to treat VOD.

Cautionary Note Regarding Forward-Looking Statements
This press release contains "forward-looking statements." In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results, including with respect to the possibility of any future regulatory approval or filing, may differ materially from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F filed with the Securities and Exchange Commission under the caption "Risk Factors."

SOURCE: Gentium S.p.A.

Gentium S.p.A.
Salvatore Calabrese, +39 031-385-287
SVP & CFO
scalabrese@gentium.it

or

The Trout Group
Christine Labaree, +1 646-378-2951
clabaree@troutgroup.com